UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

REMARK MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Linda Schoemaker, Esq.

Blucora, Inc.

10900 NE 8th Street, Suite 800

Bellevue, WA 98004

(425) 201-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). InfoSpace, LLC 91-2096717
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 738,950
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 738,950
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,950
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.55%*
14.	Type of Reporting Person OO

*	Percentage calculated based on the 11,288,759 outstanding shares of Remark Media, Inc. Common Stock reflected on the Issuer’s Form 10-K filed on March 31, 2014.

CUSIP NO. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blucora, Inc. 91-1718107
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 738,950
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 738,950
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,950
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.55%*
14.	Type of Reporting Person CO

*	Percentage calculated based on the 11,288,759 outstanding shares of Remark Media, Inc. Common Stock reflected on the Issuer’s Form 10-K filed on March 31, 2014.

Item 1	Security and Issuer

This Statement relates to shares of the common stock, par value $0.001 per share (the “Common Stock”) of Remark Media, Inc., a Delaware corporation (the “Company”). The Company has its principal executive offices at 3930 Howard Hughes Parkway, Suite 400, Las Vegas, Nevada 89169.

Item 2	Identity and Background

(a)-(c); (f) This Statement is filed by InfoSpace, LLC (“InfoSpace”) and Blucora, Inc. (“Blucora”). Blucora is a Delaware corporation whose principal address is 10900 NE 8th Street, Suite 800, Bellevue, Washington 98004. Blucora, Inc. operates a diverse group of Internet businesses, including the InfoSpace search business described below, a tax preparation business operated under the TaxACT brand that provides online tax preparation service for individuals, tax preparation software for individuals and professional tax preparers, and ancillary services, and an e-commerce business operated under the Monoprice brand, which provides self-branded electronics and accessories to both consumers and businesses. InfoSpace is a Delaware limited liability company and wholly-owned subsidiary of Blucora that provides search services to distribution partners’ web properties as well as to its owned and operated web properties. InfoSpace’s principal address is 10900 NE 8th Street, Suite 800, Bellevue, Washington 98004.

The name, business address, present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of Blucora and InfoSpace is set forth in Annex I attached hereto.

(d)-(e) During the past five years, neither Blucora nor InfoSpace, nor, to the best knowledge of Blucora or InfoSpace, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On April 18, 2014, InfoSpace and Blucora, Inc. entered into an Asset Purchase Agreement with Discovery Communications, LLC (“Discovery”) and HowStuffWorks LLC (“HSWLLC”) (the “Asset Purchase Agreement”), pursuant to which InfoSpace and Blucora have agreed to purchase, and Discovery and HSWLLC agreed to sell, certain assets relating to the operation of a digital reference business under the HowStuffWorks brand (the “Asset Purchase”). In connection with the Asset Purchase, InfoSpace intends to purchase 738,950 shares of Remark Media Common Stock owned by HSW (the “Subject Securities”) at a volume weighted average price of Remark Media’s common stock for a trading period that would end prior to the purchase of the Subject Securities (the “Stock Purchase”), although the parties have not executed a definitive agreement for the Stock Purchase and do not expect to execute such a definitive agreement until shortly prior to the consummation of the Asset Purchase. If a definitive agreement for the Stock Purchase is executed, then the parties expect to consummate such transaction simultaneously with the consummation of the Asset Purchase. The funds to be used to purchase the Subject Securities are expected to be obtained from cash on hand.

Item 4	Purpose of Transaction

The Reporting Persons intend to acquire the Subject Securities for investment purposes. Other than the pending acquisition of the Subject Securities, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5	Interest in Securities of the Issuer

(a) and (b) InfoSpace beneficially owns 738,950 shares of Common Stock as a result of its right to acquire the Subject Securities upon the closing of the Asset Purchase. InfoSpace has shared voting and dispositive power over 738,950 shares of Common Stock. Blucora may be deemed to have indirect beneficial ownership of 738,950 shares of Common Stock due to its ownership and control of InfoSpace.

(c) None of Blucora, InfoSpace or any of the persons listed on Annex I attached hereto have effected any transactions involving Common Stock within the 60 days prior to this filing.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2 - 5 is hereby incorporated by reference into this Item 6.

Item 7	Material to be Filed as Exhibits

Exhibit 7.1: Joint Filing Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2014

InfoSpace, LLC

/s/ William J. Ruckelshaus
Name: William J. Ruckelshaus Title: Chief Executive Officer

Blucora, Inc.

/s/ William J. Ruckelshaus
Name: William J. Ruckelshaus Title: Chief Executive Officer

Annex I

The following tables set forth the name, business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each manager and executive officer of InfoSpace, LLC, which is managed by its sole member Blucora, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship
William J. Ruckelshaus	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Chief Executive Officer	USA
Michael J. Glover	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President	USA
Eric M. Emans	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Chief Financial Officer and Treasurer	USA
Linda A. Schoemaker	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Secretary	USA

The following tables set forth the name, business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Blucora, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship
William J. Ruckelshaus	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President, Chief Executive Officer, and Director	USA
George M. Allen	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Executive Vice President of Corporate Development	USA
Eric M. Emans	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Chief Financial Officer and Treasurer	USA
Michael J. Glover	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President, InfoSpace	USA
JoAnn Z. Kintzel	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President, TaxACT	USA
Ajay Kumar	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President, Monoprice	USA

Linda A. Schoemaker	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	General Counsel and Secretary	USA
John Cunningham IV	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	General partner of Clear Fir Partners, L.P., a venture capital investment partnership	USA
David Chung	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Private investor	USA
Lance Dunn	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Retired	USA
Jules Haimovitz	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President of Haimovitz Consulting	USA
Steven Hooper	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Founding Partner, Ignition Partners	USA
Elizabeth Huebner	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Retired	USA
Andrew Snyder	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	CEO of Cambridge Information Systems	USA